Molecular Pharmacology (USA) Limited
 8721 Santa Monica Boulevard, Suite 1023, Los Angeles, California, U.S.A. 90069-4507

March 21, 2006

BY EDGAR

Attention: Jeffrey Riedler and Amy Bruckner

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 0405

Dear Mr. Riedler and Ms. Bruckner,

Re: Molecular Pharmacology (USA) Limited -
Pre Schedule 14A - Your File No. 000-50156

Thank-you for your letter dated March 16, 2006, concerning the amended preliminary information statement filed by Molecular Pharmacology (USA) Limited (the "Company") on Schedule 14A on March 14, 2006 (the "Revised Circular"). We reply to your comments to the Revised Circular as follows:

Preliminary Proxy Statement of Schedule 14A

Accounting Treatment of Transaction, Page 18
  Clarify MPLA is accounting acquirer. We have amended the Revised Circular according to your request.

  Pro Forma Consolidated Financial Statements (Unaudited), page 22
  Interim pro forma statement of operations. We have added interim pro forma statement of operations for the most recent period ended January 31, 2006.
  Revise pro forma financial statements to reference each adjustment to an explanatory note. The Pro Forma financial statements have been revised as requested.
  Eliminate common stock of MPLA. The pro forma financial statements have been revised to eliminate the common stock of Molecular Pharmacology Limited.

Molecular Pharmacology (USA) Limited Financial Statements, page 35
  Interim Financial Statements of the Company. We have added unaudited interim financial statements for the Company for the period ended January 31, 2006

Information Concerning MPLA

Audit Financial Statements of MPLA, Page 55
  Clearly designate amounts presented are in Australian dollars; applicable periods are designated as unaudited; and include interim financial statements for most recent period as set-out in item 310 of Regulation S-B. The financial statements have been amended to clearly designate amounts are presented in Australian dollars and which statements are unaudited. The financial statements for MPLA have been updated to include the unaudited interim financial statements for the period ended December 31, 2005.

We trust you will find the foregoing is satisfactory.

Yours Truly,

MOLECULAR PHARMACOLOGY (USA) LIMITED

/s/ Ian Downs

Per:
        Ian Downs

/s/ Jeffrey D. Edwards

Per:
        Jeffrey D. Edwards

c. Molecular Pharmacology Limited
    Pharmanet Group Limited
    Cordovano and Honeck LLP
    BDO Seidman, LLP